UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Boise Inc. (the “Company” or “Boise”) by Packaging Corporation of America (“Parent”) and Bee Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and the Company:

(i) Letter to Carlson Capital, L.P., dated September 24, 2013.

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This document is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission (the “SEC’). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting Boise’s Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com.. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the Company’s business will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Boise Inc.

1111 W. Jefferson, Suite 200 PO Box 990050 Boise, ID 83799-0050

T 208 384 7141 F 208 384 7332

September 24, 2013

Joshua G. Wool

Carlson Capital, L.P.

2100 McKinney Avenue, Suite 1800

Dallas, Texas 75201

Dear Mr. Wool:

We appreciate your letter concerning the acquisition of Boise by PCA, as stockholder input is important to us.

Be assured that our Board of Directors thoroughly evaluated a broad range of strategic options before determining to enter into this transaction. We will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 shortly, which will reflect the careful, deliberative process undertaken by our Board and the reasons our Board concluded this transaction is the best way to maximize value for our stockholders.

We are confident that, once they have had an opportunity to review our disclosures, our stockholders will agree with our Board that this transaction is in the best interests of all stockholders.

Sincerely,

/s/ Carl A. Albert

Carl A. Albert
Board Chair
Boise Inc.

cc:	Jonathan W. Berger

Jack Goldman

Heinrich R. Lenz

Alexander Toeldte

Jason G. Weiss